Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

1 Consolidation of the industrial alliance between Oi and Portugal Telecom London, 2 October 2013

IMPORTANT NOTICE
In the context of the recently announced intention by Portugal Telecom SGPS (“PT”), Oi S.A (“Oi”), Telemar Participações S.A.
(“TPart”), AG Telecom (“AG Tel.”) and LF Telecom (“LF Tel.”), to combine PT and Oi, PT and Oi have distributed this document for the sole purpose of providing complementary information and explaining the companies’ perspective on the Transaction that is going to be proposed for the approval of the Extraordinary General Meetings (EGM) of PT and Oi, to be convened for that purpose.
The facts contained in this document are from public sources or have been prepared by both management teams.

This document does not represent in any way the agreement to participate in the Transaction. The Transaction would occur only upon approval of the Transaction at the EGMs and the satisfaction of the conditions to which the Transaction is subject and in compliance with the rules and regulations established for such transactions in Portugal, Brazil, the USA and any other relevant jurisdiction.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
Such forward-looking statements are not statements of historical facts, including statements regarding the outlook and expectations of
PT, Oi and the entity that will combine their businesses (“HoldCo”), business strategies, future synergies and cost savings, future costs and future liquidity. These statements reflect the current outlook of the management of PT, Oi and HoldCo and are subject to a number of risks and uncertainties.
The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,”
“should,” “could,” “targets” and “goal” and similar words are intended to identify these forward-looking statements.   There is no
guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational factors, corporate approvals and other factors.
Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.  All forward-
looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures PT, Oi or HoldCo makes on related subjects in reports and communications PT, Oi and HoldCo file with the SEC.

IMPORTANT NOTICE
This communication does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed Oi capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed incorporation of Oi shares (incorporação de ações) into HoldCo and (2) the proposed merger
(incorporação) of PT into Holdco.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with the proposed Oi capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1- 855-672-2332.

In connection with the proposed incorporation of Oi shares into HoldCo and the proposed merger of PT into HoldCo, HoldCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus(es) that will be mailed to
U.S. holders of ordinary shares of Oi and PT and to holders of ADRs representing such shares and (2) other documents regarding the proposed Transaction.

Investors in ordinary shares or ADRs of PT and Oi and U.S. holders of ordinary shares of PT and Oi are urged to read the U.S.
prospectus(es) regarding the Transaction, when they become available, because they will contain important information.
Investors and security holders may obtain a free copy of the U.S. prospectus(es) (when available) and other documents filed by PT, Oi and, if applicable, HoldCo with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus(es) (when available) may also be obtained for free from PT, or Oi or Holdco.

CONSOLIDATION OF THE INDUSTRIAL ALLIANCE
Merger of Oi, Portugal Telecom and Oi Holding Companies (AG Tel, LF Tel and Tpart) into a corporation (“CorpCo”) to be listed on Novo Mercado, NYSE Euronext and NYSE
1
1
Natural fulfillment of the industrial alliance established in 2010 to create an entity with scale and diversification in strategic markets
2
2
Lower execution and operational risks and potential to crystallise value from growth opportunities
3
3
Estimated synergies of R$ 5.5 billion (NPV)
4
4
R$ 7 billion minimum cash capital increase with a target of R$ 8 billion and improved FCF profile
5
5

OVER 100 MILLION CUSTOMERS ACROSS GEOGRAPHIES
Note: Above customer figures as at 2Q13
(1) Public telephones.
(2) International operations: Unitel (9,304k customers), MTC (2,200k), Timor Telecom (618k), CVT (433k), CST (135k) and other businesses in Portugal
(3) % yoy growth for combined group.
Operational highlights
Thousand customers
Residential
Personal
Enterprise
Other
Total
Combined Group
Post-Transaction Oi Group PT Ex. Brazil
22,309
13,921
6,332
2,055
53,017
45,059
7,958
11,326
6,021
844
113
4,348
13,603
100,254
% y.o.y
(3)
18,438
12,242
5,296
900
46,896
40,235
6,661
8,755
5,306
615
-
2,834
667
(1)
74,757
3,870
1,679
1,036
1,155
6,120
4,824
1,297
2,570
715
229
113
1,514
12,936
(2)
25,497
+2.6%
-3.4%
+9.7%
+31.4%
+4.0%
+2.1%
+15.9%
+3.7%
+0.3%
+16.1%
+43.8%
+5.6%
+9.5%
+4.3%
Fixed lines
Broadband
Pay-TV
Prepaid
Postpaid
Fixed lines
Broadband
Pay-TV
Mobile

(1) PT figures as of 4Q12, converted at current exchange rate, EurBRL = 3.018 ( as at 30 September 2013).
(2) Calculated as EBITDA less Capex.
(3) % breakdown based on EuroBRL= 3.018 (as at 30 September 2013)
(4) Assumes Africa/Asia included in Personal segment. Wholesale & Other segment including VAS.
GLOBAL SCALE AND ENHANCED DIVERSIFICATION
Breakdown by region
(3)
%
Revenue breakdown by customer
segments
(3)(4)
%
Pro-Forma 2012 financial highlights
R$ million
Revenues
EBITDA
EBITDA margin (Pct)
Capex
Operational FCF
(2)
Combined Group
Post-Transaction
Oi Group PT Group
(1)
37,453
12,770
34.1%
8,560
4,209
PT Ex. Brazil
(1)
28,142
8,870
31.5%
6,564
2,306
19,916
6,847
34.4%
3,974
2,873
9,311
3,900
41.9%
1,996
1,903
75.2
3.1
21.8
69.4
2.2
28.4
Brazil Africa/Asia Portugal
Revenue EBITDA
Personal
Enterprise
Wholesale & Other
Residential
32.9
30.0
4.7
32.4

HIGHLIGHTS
Natural
fulfillment
of the
industrial
alliance
Attractive
operational
benefits
Merger of
Oi, PT and
Oi
Holdings
•
Combination into a single listed entity
•
Simplification of shareholding structure
•
Highest standard of corporate governance
•
Migration to Novo Mercado
•
One class of shares and same voting / dividend rights to all shareholders
•
High liquidity and diversified international shareholder base
•
PT and Oi have operations in strategic markets covering 260 million inhabitants
•
PT and Oi have been working closely together since the establishment of the industrial alliance in 2010
•
Cross shareholdings, board representation and participation in various committees
•
Transaction will align interests across all shareholders and debt holders
•
Unified management team with an integrated decision-making process
•
Combination allows for comprehensive sharing of best practices thus reducing execution risk and accelerating implementation of operational improvements
•
Oi has the right fundamentals with an extensive fixed / mobile infrastructure, footprint and customer base, in a growth market
•
PT has strong track record in technology & innovation and in delivering results
7
1
2
3

HIGHLIGHTS (CONT.)
•
Oi and PT have 100 million customers
•
Combined revenues, opex and capex of R$ 37.5 billion, R$ 24.7 billion and R$ 8.6 billion, respectively
•
R$ 5.5 billion estimated synergies (NPV)
•
Operating synergies of c. R$ 3.3 billion
•
Financial synergies of c. R$ 2.2 billion
•
Transaction is contingent on a R$ 7 billion minimum cash capital increase with a target of
R$ 8 billion
•
Aiming at improving FCF profile
•
Operational and financial discipline
•
Granular approach to growth opportunities
•
Cost discipline / capex streamlining and optimisation
•
Shareholder remuneration of R$ 500 million per annum
•
Focus on deleveraging
Attractive
financial and
scale benefits
Strengthened
financial
flexibility
4
5

9 DESCRIPTION OF THE TRANSACTION

Complex structure with ON and PN shares
•
As part of the transaction, PT SGPS, TPart, AG
Tel., LF Tel. and Oi S.A. are combined
•
PT shareholders to hold c. 38.1%
(1) (2)
of CorpCo
•
Migration to Novo Mercado and listing on BMF
Bovespa and NYSE Euronext and NYSE
PT
Oi
Oi
Free Float
35% 35%
10%
90%
56% ONs
2% PNs
19% Total
7% ONs
19% PNs
15% Total
31% ONs
61% PNs
52% Total
19% 19%
12%
12%
0% ONs
6% PNs
4% Total
0% ONs
6% PNs
4% Total
CorpCo
Free Float
One class of shares with highest governance
standards
5% ONs
6% PNs
6% Total
SIMPLIFIED SHAREHOLDER STRUCTURE WITH NOVO MERCADO
LISTING
100%
Current shareholding structure Post transaction structure
38%
(1) Assuming constant share price
(2) Between 36.6% and 39.6%
TPart
LF Tel. AG Tel.
Fundação
Atlântico
BNDES
Previ
Funcef
Petros
PT
Free Float

All steps of the transaction are fully inter-conditional
KEY TRANSACTION TERMS
Combination
of Oi and
Portugal
Telecom
Cash capital
increase
Combination through a capital increase at Oi
PT will contribute in kind  its assets and liabilities (excluding its direct and indirect holdings in Oi) for
Oi shares, at the same price as the concurrent cash capital increase
Valuation of contributed assets subject to independent appraisal (“Laudo”)
c. R$4.5bn recapitalisation of Oi’s holding (AG Tel., LF Tel. and TPart) by Portugal Telecom
Merger of TPart, AG Tel., LF Tel., Oi and PT SGPS post capital increase
One listed entity on Novo Mercado
Simplification
of the
shareholding
structure
Minimum R$ 7 billion cash capital increase with a target of R$ 8 billion at Oi as part of the transaction
R$ 2 billion subscription by TPart shareholders and BTG Pactual
(1)
Commitment to the highest governance standards
Combined group will also be listed on NYSE Euronext and NYSE
Migration to
Novo
Mercado
2
3
1
4
(1) Banco BTG Pactual S.A. (”BTG Pactual”), or an investment vehicle managed by Banco BTG Pactual S.A.

CONSIDERATION FOR OI AND PT SHAREHOLDERS
•
For each PT share:
•
0.6330 shares in CorpCo; plus
•
€2.2911 equivalent in CorpCo
shares at same price as R$ 8
billion target cash capital increase
•
Core Brazilian shareholders will receive 116 million shares in
CorpCo as a result of the transaction
•
TPart shareholders and BTG Pactual
(1)
will invest R$ 2 billion
in the capital increase
•
BES and Ongoing will maintain their holdings in CorpCo
•
1 share in CorpCo for each ON
share
•
0.9211 shares in CorpCo for each
PN share
(1) Banco BTG Pactual S.A. (”BTG Pactual”), or an investment vehicle managed by Banco BTG Pactual S.A.

GOVERNANCE AND TIMETABLE
•
Newly appointed Board of Directors with an initial
term of 3 years
•
Chairman: José Mauro Mettrau Carneiro da
Cunha
•
Vice-chairman: Henrique Manuel Fusco
Granadeiro
•
Board members: Alexandre Jereissati Legey,
Amílcar Morais Pires, Fernando Magalhães
Portella, Fernando Marques dos Santos,
Henrique Manuel Fusco Granadeiro, José Maria
Ricciardi, José Mauro Mettrau Carneiro da
Cunha, Nuno Rocha dos Santos de Almeida e
Vasconcellos, Rafael Luís Mora Funes, Renato
Torres de Faria and Sérgio Franklin Quintella
•
Unified management team
•
Zeinal Bava, current CEO of Oi and PT
Portugal, will serve as CEO for the combined
group
•
Unified management team with proven track
record of managing integrated operations
Governance
Estimated timetable
•
Transaction steps are fully inter-conditional
•
Shareholder and regulatory approvals
•
Successful liability management at PT and Tpart
•
Full subscription of the capital increase
Conditions precedent
•
Regulatory review and clearance 4Q 2013
•
Shareholders meetings
•
Capital increase launch
•
Closing
1H 2014

14 PORTUGAL TELECOM - PROVEN TRACK RECORD

SUCCESSFUL DELIVERY OF TECHNOLOGICAL TRANSFORMATION
>90% of population covered with 4G-LTE at the end of
2012
4G-LTE network is a quality reference
Best 2G and 3G national coverage
1.6 million homes passed with 890,000km of fibre
46% of the population covered with fibre, which represents
approximately 74% GDP
One of the largest, most efficient and most ecological data
centres in the world (30 Pbytes capacity)
Cloud PT, leading offer in Portugal (16GB for free)
M
4
O = 4P offer including TV, fixed broadband, fixed and
mobile voice
MEO the consumer choice of brand for convergence
(1) Penetration of residential triple-play customer in residential unique customers
Weight of FTTH in pay-TV customers
Penetration of triple-play
(1)
and FTTH in
Portugal
%
Penetration of triple-play
in unique customers
2Q10
2Q11
2Q12
2Q13

LEADING CONVERGENCE STRATEGY
1 Million
RGUs
25% 28% 0% 10% 18%
40% are
new RGUs
Clear market leader with
53% market share vs. main
competitor
37.6% 40.4%
19.0% 26.0%
32.8%
M
4
O RGUs
Indexed
August
May 11 January 2013
M
4
O customers
%. 2Q13
4 SIM cards
3 SIM cards
2 SIM cards
1,270
2Q12
1,157
2Q11 2Q10 2Q09 2Q13
3P
Pay-TV
Pay-TV and 3P customers
Thousand. Portugal
Weight of FTTH in pay-TV customers
Pay-tv market share
919
702
443
894
766
518
357
227
29
24
47

MOBILE LEADERSHIP IN PORTUGAL
+1.8%
(1) PT estimate
(2) Based on weighted average of Telefónica, Vodafone and Deutsche Telekom for their domestic operations (respectively Spain, UK  and Germany)
Average Peers (2)
Active SIM cards and market shares
Thousand. %
Postpaid market share
(1)
%
Data revenues
% of service revenues
Postpaid net adds
Thousand
2Q13
16,679
45.8
54.2
2Q12
16,594
44.1
55.9
2Q11
16,318
44.0
56.0
2Q10
15,873
44.0
56.0
TMN
Other
2Q13 2Q12
M
4
O launch
2Q13
53.8
46.2
2Q12
51.4
48.6
2Q11
49.7
50.3
2Q10
50.3
49.7
PT
Other
+13pp
2Q13
35.6
2Q12
32.0
2Q11
27.8
2Q10
25.0
2Q09
22.6
26.0
22.2
16.6
11.6
29.3
105
99
11
9
-4

EFFICIENT ORGANISATION
•
Programming costs per customer declined 7.3% y.o.y in
1H13 and will tend to benefit from further content
renegotiation
•
Wages and salaries to benefit from curtailment programme
against a backdrop of continued efficiency gains
•
Maintenance and customer support costs benefiting from
fibre investments
•
Opex in 1H13 still being impacted by launch of M
4
O
•
Excluding the investment in PT’s Data Centre, capex
declined 15.3% y.o.y in 1H13 against a backdrop of:
•
1.6 million homes covered with FTTH, equivalent to
>46% population
•
92% population coverage with 4G-LTE and mobile
backhauling using fibre
•
Transmission network that supports 100Gbps
•
Roll-out of Data Centre with capacity of up 30 PB / 50,000
servers. First block was inaugurated on 23 September 2013
•
Going forward capex will experience a significant decline
Opex Portugal excluding D&A and PRBs
Euro million
Capex Portugal
Euro million
1H11 1H09 1H13
731
1H10
-18%
1H12
1H13 1H12 1H10
-21%
228
1H09 1H11
290
270
251
238
896 896
780
743

PT IS WELL POSITIONED TO CREATE VALUE
Delivered superior performance despite difficult macro environment
•
Continued customer growth and penetration of households
•
Strong track record at driving cost efficiencies
Future proof technology in place
•
Best coverage, best speeds and highest reliability driving best customer experience
•
1.6 million FTTH homes passed (>46% Portuguese population)
•
>90% 4G-LTE population coverage
•
Investments in cloud positions PT well for future business opportunities
Innovative services
•
Strong performance of disruptive convergent offers with positive impact on churn
•
Amongst highest level of RDI as percentage of revenues in Europe
•
Successful launches in new opportunity areas underpinned by structured approach to innovation
PT has demonstrated best-in-class execution in a difficult market environment and is well positioned to take advantage of  its leading market position and technology investment
•
NGN network roll-out completed – lower capex levels going forward

20 OI – UNIQUE FOOTPRINT IN A GROWTH MARKET

VENEZUELA
COLOMBIA
Cali
Manaus
São Luís
Fortaleza
Belém
Natal
BRASIL
Palmas
João Pessoa
Recife
Maceió
Aracaju
Salvador
BOLIVIA
Goiânia
Brasília
Cuiabá
Belo Horizonte
Campo Grande
Campinas
Vitória
PARAGUAY
Rio de Janeiro
São Paulo
Curitiba
Florianópolis
ARGENTINA
Porto Alegre
Pelotas

FIXED-MOBILE FOOTPRINT PROVIDES A COMPETITIVE
ADVANTAGE
National Regional Local
•
115,000km national
backbone
•
Increasing coverage in Brazil
•
Present in all Brazilian states
and over 4,800 municipalities
•
Growth in next decade
skewed towards emerging
clusters
•
230,000km of fibre
•
2G/3G and 4G-LTE
coverage, including over
125,000 WiFi hotspots

STRONG DEMOGRAPHICS UNDERPIN DEMAND
Rising middle class with
higher purchasing power
Higher employment
Average income growth
(2006-2011) of 8.9%
Source: Teleco, IBGE, Cetelem BGN / Ipsos.
15%
34%
51%
22%
53%
25%
AB Class
C Class
DE Class
AB Class
C Class
DE Class
2005
2010
Change in demographics
% of population
Unemployment rate
% of population
Average monthly household income
R$
10.4
Jun-08 7.8
Jun-10 7.0
Jun-12 5.9
Jun-13 6.0
Jun-06
720
643
596
764
912
2008
2007
2011
2006
2009

GROWTH OPPORTUNITY DRIVEN BY CONVERGENCE AND
MOBILITY
AM PA
AP
RR
AC
RO
MT
MS
TO
GO
DF
BA
SE
AL
PE
PB
RN
CE MA
PI
MG
ES
RJ
SP
PR
RS
SC
Northern Region
•
Pop.: 12.55
•
MS Fixed: 69%
•
MS Broadband: 49%
•
MS Mobile: 14%
Mid-West Region
•
Pop.: 18.19
•
MS Fixed: 66%
•
MS Broadband: 51%
•
MS Mobile: 17%
Ceará Region
•
Pop.: 18.48
•
MS Fixed: 75%
•
MS Broadband: 58%
•
MS Mobile: 30%
Pernambuco Region
•
Pop.: 19.14
•
MS Fixed: 65%
•
MS Broadband: 38%
•
MS Mobile: 30%
Bahia Region
•
Pop.: 16.27
•
MS Fixed: 69%
•
MS Broadband: 62%
•
MS Mobile: 21%
Southern Region
•
Pop.: 27.73
•
MS Fixed: 60%
•
MS Broadband: 41%
•
MS Mobile: 14%
São Paulo Region
•
Pop.: 41.90
•
MS Fixed: NA
•
MS Broadband: NA
•
MS Mobile: 14%
Minas Gerais Region
•
Pop.: 23.43
•
MS Fixed: 62%
•
MS Broadband: 46%
•
MS Mobile: 22%
Rio de Janeiro Region
•
Pop.: 16.23
•
MS Fixed: 70%
•
MS Broadband: 56%
•
MS Mobile: 17%
Pop.: Population in million
MS: Regional Market Share in %

Source: Teleco / Data Q2 2013, except  population, since 2012.

FOUR KEY PRIORITIES
•
Consolidation of
business model and
growth
•
Lower unit costs and
capex
•
Asset  Sales
•
Focus on Cash flow
Customers 1
Culture 3
•
Operational excellence
with focus on  improving
productivity
•
Teamwork, regional
empowerment and
intelligence with
increased  accountability
Data analytics
•
In-depth analytical tools for
decision-making
Segmentation
Statistical
models
Data
mining
Operations 2
Finance 4

CUSTOMER NEEDS SHAPE COMMERCIAL OPERATIONS
Residential: convergence & bundling Business services
Mobile postpaid Mobile prepaid
•
Data and enhanced voice
•
Managed Services
•
Private networks
•
Infrastructure solutions (data
centres)
•
IT solutions (cloud)
•
Simplification of offers
•
Focus of communication
strategy by segment
•
Automation of marketing
campaigns to drive recharges,
upsell and cross-sell
•
Increased 3G coverage and
capability
•
Largest  WiFi footprint as a
differentiator
•
Focus on data and  VAS
•
Disciplined approach to handset
subsidies
•
Low
end:
attractive entry offers,
focusing on costs
•
Value for
money:
customer in search
of Internet speed, bundles and
Premium TV
•
High
end:
differentiation products
and services (Fixed-Mobile and
voice/video/data convergence)

CORE IP - RMS
INTERNET
ACESSO METROPOLITANO
VPN MPLS L3
METRO
METRO
ROTA
ROTA

Os supervisores devem ser os agentes da mudança
Presença do Supervisor
Span of Control dos Supervisores

A tabela abaixo apresenta o ganho já obtido e o que depende da discussão para criação do Baseline.

IMPLEMENTATION OF IMPROVEMENT IN ENGINEERING,
OPERATIONS AND IT
•
Control and management tools
(geo-referencing, performance
metrics)
•
Leverage experience in the
deployment of new
technologies (IPTV, LTE, IMS,
IPv6, among others)
•
Technology roadmap with
prioritisation (2G vs. 3G vs. 4G,
DSL vs. fibre, etc.)
Planning and
network deployment
Centralised operations
and field management
Management of IT productivity
levels
•
In-depth assessment of
technical performance
•
Creation of an action plan
aligned with regional needs
•
Pilot of new field technicians
management tool started
in Sep-13
•
Improvement of re-do rate and
first-time right rate
•
Productivity gains
•
Actions to improve IT productivity:
Conducting productivity
benchmarks
Working with suppliers to
identify areas for joint
improvement
Search for additional gains
through technological synergy
and greater balance between
suppliers

A simulação de diferentes estratégias de investimento permite otimizar o uso do Capex de acordo com o maior retorno (NPV) por Real investido

Residencial – no desempenho de qualidade canal-regional a atuação em 4 grupos + análise de descredenciamento

Recuperação diária $
Média recuperação por período
Centro BP
Bordas BP
Centro BT
Bordas BT
+43%
+20%
DPD

INITIATIVES TO IMPROVE CASH FLOW
Quality of sales
Reduced bad debt
Investment optimisation
Churn reduction
Detailed assessment
models
Granular approach
Regional focus
Cost discipline
In-depth diagnosis
with regional action
plan
Country- and
channel-wide to
ensure sustainable
churn reduction
Review of sales
processes
Identification of
outliers
Improve the quality
and productivity of
sales channels
Portfolio
segmentation
Review of scoring
models
Review of billing
partners
management
policies

28 STRATEGIC VISION

STRATEGIC VISION FOR THE COMBINED OI AND PT
Attractive markets of operation
•
Brazil: High growth prospects
•
Portugal: Geared for economic recovery
CorpCo to deliver top line growth
Consolidate business model in Brazil around convergent offers and mobility
Leverage on PT’s leadership in technology and innovation to capture opportunities to diversify scope of services offered in Brazil
Improve cash flow profile by instilling strong financial discipline
•
Monetise significant synergies (NPV of R$ 5.5 billion)
•
Maintain strong discipline in cost and capex
•
Focus on deleveraging

ATTRACTIVE MARKETS OF OPERATION
Growth potential in Brazil PT has successfully delivered on execution
Source: Company results presentations, BofAML Wireless Matrix, BofAML European Telecoms Matrix, Screen Digest.
(1) Penetration as of 2012. (2) Mobile market share corresponds to postpaid mobile market share (PT estimate). PT’s 3P market share  versus largest competitor. (3) As at 4Q11
Driving Convergence and Fibre Penetration in Portugal
3P
TV
Mobile
+4pp
+8pp
+4pp
(3)
UK Brazil
+33pp
+67pp
Portugal USA
Smartphone penetration
3G penetration
+24pp
+55pp
Portugal USA UK Brazil
Broadband
Pay-TV
Mobile, 3P and pay-TV market shares
%
+24pp
+18pp
2Q13 2Q12 2Q11 2Q10
3P and FTTH Penetration
%. % of pay-TV customers
FTTH
3G penetration
Pay TV and Broadband Penetration
(1)
% of households. % of population
Successfully Gaining Market Shares
(2)
Significant Potential for 3G and Smartphone
Take-up
(1)
% of population
102
81
77
35
33
39
49
16
79
54
26
86
22
34
10
28
43
38
30
19
28
25
18
10
50%
51%
54%
33%
38%
41%
49%
51%
53%
2Q11 2Q12 2Q13

Incremental
Innovation
CONSOLIDATE BUSINESS MODEL AROUND CONVERGENCE AND
MOBILITY
Convergence
Innovation
Next
generation
networks
Cloud
•
>90% 4G-LTE coverage
•
#1 European fibre infrastructure
•
One of the largest and most energy
efficient data centres in the world
•
115,000km national backbone
(largest coverage in Brazil)
•
230,000km fibre coverage
•
Presence in all states and
4,800 municipalities
•
Roll-out of efficient 4G-LTE
technology (50% coverage of 6
cities)
•
Cloud offer has been launched and provides
valued added IT solutions for customers
Twin Programme in Brazil Structured Approach to Innovation
Medium Long Time Horizon
Risk
Business
Development
Coordination
of cross
segment,
structural
projects
Short
Planned
Innovation
Exploratory
Innovation
Short Medium Long
Incremental
Innovation
Planned
Innovation
Exploratory
Innovation
Manaus
Cities that already have Oi’s 4G Cities that already have Oi’s 4G by December 2013
Fortaleza
Recife
Salvador
Belo Horizonte
Rio de Janeiro
Brasília
São Paulo
Curitiba
Porto Alegre
Cuiabá
Natal
Innovação
Disruptive
Intermediate
Incremental
Oi Conta Total
w/ TV
Oi ContaTotal
Casa Total
Internet Total Fixo Total
4P 3P 3P 2P 2P

RELEVANT MANAGEMENT EXPERTISE
Convergence
Next
generation
networks
Operational
excellence
•
Strong track record of cost
cutting throughout the cycle
•
NGN network rollout completed:
more capex efficiencies
•
#2 operator in Europe to launch 4P
•
Strong success / leadership
•
MEO consumer brand of choice
•
4G-LTE
•
FTTH
•
Cloud
•
Share best practices
•
Leverage PT’s products and
platform for Brazilian launch
•
Strong Pay-TV take-up in Brazil
•
Commitment to operational
excellence under new
management
•
Leverage largest network in Brazil
•
Launch of cloud offers
•
Complete future proof technology
network

ACTION PLAN IN PLACE TO DELIVER SHORT TERM
EFFICIENCY GAINS
1
1
IT platform
•
Implement best practice IT architecture to
improve time to market and reduce costs
Commitment to Achieve Operational Excellence
Area of Focus
2
2
Field force
•
Improve installation time, productivity, redo
rates and prevent customer calls and truck
rolls
3
3
Customer care
•
Promote selfcare and improve service and
collection cost per customer
4
4
Sales
•
Focus on lower churn and maximise
customer lifetime value
5
5
G&A
•
Leaner structure and internal culture of cost
and financial discipline

34 FINANCIAL PROFILE

SCALE AND DIVERSIFICATION
•
>100 million customers
•
c. 260 million population under
coverage
•
Regional diversification: Brazil,
Portugal, Africa/Asia
•
Product and customer diversification
Combined Financial Profile
Pro-Forma 2012, R$bn
(1)
34% 11%
%
Margin
(2)
4.7%
32.4%
1.0
0.2
OpFCF
4.2
0.5
8.3
2.3
EBITDA
12.8
3.4
8.9
Revenues
37.5
1.7
28.1
Africa/Asia Portugal Brazil
30.0
32.9
Wholesale & Other
Enterprise
Personal
Residential
Revenue breakdown by customer segments
(3)(4)
%
Note: OpFCF defined as EBITDA less Capex.
(1) PT figures as at 4Q12, converted at current exchange rate, EurBRL = 3.018 (as at 30 September 2013).
(2) % of revenues.
(3) % breakdown based on BRL:EUR = 3.018 (as at 30 September 2013).
(4) Assumes Africa/Asia included in Personal segment. Wholesale & Other segment including VAS.

IMPROVED FINANCIAL FLEXIBILITY
•
Minimum R$ 7 billion cash capital increase with a target of R$ 8 billion to reduce the leverage of the group
•
Commitment to deleveraging
•
Improve FCF profile
•
Impact of efficiencies
•
Positive impact of synergies
•
Improved cash management with centralised treasury
•
Pro forma net debt of R$ 41.2 billion
(1)
equivalent to a net debt / EBITDA of 3.3x
(2)
Key points
(1) PT’s net debt converted at current EUR:BRL of 3.018 (as at 30 September 2013); Oi’s net debt  excludes PT stake of R$773m (fair value as of Q2 13).
(2) Based on LTM EBITDA June 2013.

SIZEABLE SYNERGY POTENTIAL
192
261
69
Run Rate
(R$million)
(3)
Total synergies
5.5
Financial synergies
2.2
Operational synergies
3.3
Capex synergies
1.2
Opex synergies
2.1
Procurement opex
Procurement capex
IT/Network Opex
IT/Network Capex
Other opex
Other capex
Organisational
Operating synergies breakdown
(1)
%
Synergies NPV Overview
(2)
R$ billion
•
Operational excellence and commitment to financial
discipline
•
Impact of efficiency gains
•
Operating and financial synergies
Key points
Note: Above synergy figures as per company guidance.
(1) Based on run-rate. (2) NPV valuation as at 31-Dec-13 based on 10% discount rate. (3) Pre-tax.
11.6
11.6
6.7
3.0
16.1
11.8
39.3

CONCLUSION
Attractive growth prospects in diversified footprint with
reduced execution risk
Improved time to market to crystallize growth opportunities in
Brazil
Synergies and efficiency gains to underpin FCF improvement
Improved balance sheet flexibility reduces financial risk and will underpin future investments in the growth of the business
Simplified governance and listing on Novo Mercado, NYSE
Euronext and NYSE
•
Growth in Brazil
•
Leverage investments already made in Portugal